Exhibit 99.1

IsoTis Reports Q2 2006 Results
Revenue Up 43% to $10.8 Million in Q2 – Revenue Up 34% to $20.6 Million in H1 of 2006
Raises 2006 Revenue Guidance

LAUSANNE, Switzerland, IRVINE, CA, USA, - August 2, 2006 – IsoTis S.A. (SWX/Euronext: ISON) (TSX: ISO), the orthobiologics company, today reported its results for the second quarter and six months ended June 30, 2006. Revenues were $10.8 million for the second quarter of 2006, representing a 43% increase over revenues of $7.5 million for the second quarter of 2005.  For the first six months of 2006, revenues were $20.6 million, representing a 34% increase over revenues of $15.3 million for the same period in 2005.

Revenue Analysis
IsoTis’ chief distribution channels are its U.S. network of independent agents and its network of international distributors, while the remaining portion of its revenues is derived from private label agreements. In the second quarter of 2006, revenues from the U.S. network grew 22% to $6.7 million compared to $5.5 million in the second quarter of 2005, while in the first six months of 2006, revenues from the U.S. network grew 18% to $13.2 million, compared to $11.2 million in the first six months of 2005. In the second quarter of 2006, international revenues grew 39% to $2.5 million compared to $1.8 million in the second quarter of 2005, while in the first six months of 2006 international revenues grew 43% to $5.0 million, compared to $3.5 million in the first six months of 2005.

Results Comparison & Cash Position
The loss from operations for the second quarter of 2006 was $2.2 million, compared to $2.5 million for the second quarter of 2005. In the first six months of 2006, the loss from operations was $4.7 million, compared to $4.8 million in the first six months of 2005.

Due in large part to the impact of foreign currency movements on intercompany loans, the net result for the second quarter and first half of 2006 was a loss of $6.2 million and $10.0 million respectively.

At June 30, 2006, IsoTis had cash and cash equivalents and restricted cash of $15.0 million.

Highlights
•	Private label agreement with Alphatec Spine
•	Appointed Jim Poser, Ph.D. as VP of Research and Development and Chief Technology Officer
•	Elected professor Barbara Boyan to the Board of Directors

Pieter Wolters, President and CEO of IsoTis said, “I am very pleased with our revenue performance and improved operational results. This quarter was the seventh consecutive quarter of revenue growth. We believe this demonstrates the increasing acceptance of our proprietary Accell product family by orthopedic surgeons. As a result of our performance year to date and our expectations for the next two quarters, we decided to increase our guidance for 2006 to revenue growth between 25% and 30%. As we continue to improve sales traction in our distribution channels, we remain focused on strategic marketing and product development to support our further growth.”

Business Outlook for 2006
•	IsoTis anticipates total revenues for full year 2006 to grow by between 25% and 30%.
•	IsoTis continues its product and business development efforts aimed at introducing new products.

Conference Call
IsoTis will conduct a conference call today at 1.30 p.m. CET/7.30 a.m. ET/4.30 a.m. PT. Dial: +41 91 610 5609 (Europe); +44 20 7107 0613 (UK); +1 866 865 5144 (toll free dial in US/Canada); no password required. Digital playback is available for 24 hours after the conference starting at 3.30 p.m. until August 3, 2006, 3.30 p.m. CET, dial: +41 91 612 4330 (Europe); +44 20 7108 6233 (UK); +1 866 416 2558 (US/Canada); playback ID: 507#. The call will also be webcast live on the IsoTis website at www.isotis.com. The webcast will remain available on IsoTis’ website through September 30, 2006.

IsoTis has a product portfolio with several innovative and proprietary natural and synthetic bone graft substitutes on the market and others in development, an established North American independent distribution network and an expanding international presence. IsoTis’ main commercial operations are based in Irvine, California, and its international sales headquarters are based in Lausanne, Switzerland.

For information contact:
Hans Herklots, Director IR                    Rob Morocco, CFO
Tel: +41(0)21 620 6011                         +1 949 855 7155
E-mail: hans.herklots@isotis.com         robert.morocco@isotis.com

Certain statements in this press release are “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, including those that refer to management’s plans and expectations for future operations, prospects and financial condition. Words such as “strategy,” “expects,” “plans,” “anticipates,” “believes,” “will,” “continues,” “estimates,” “intends,” “projects,” “goals,” “targets” and other words of similar meaning are intended to identify such forward-looking statements. One can also identify them by the fact that they do not relate strictly to historical or current facts. Such statements are based on the current expectations of the management of IsoTis only. Undue reliance should not be placed on these statements because, by their nature, they are subject to known and unknown risks and can be affected by factors that are beyond the control of IsoTis. Actual results could differ materially from current expectations due to a number of factors and uncertainties affecting IsoTis’ business, including, but not limited to, a competitive sales and marketing environment,  the timely commencement and success of IsoTis’ clinical trials and research endeavors, delays in receiving U.S. Food and Drug Administration or other regulatory approvals (a.o. EMEA, CE), market acceptance of IsoTis’ products, effectiveness of IsoTis’ distribution channels, development of competing therapies and/or technologies, the terms of any future strategic alliances, the need for additional capital, the inability to obtain, or meet, conditions imposed for required governmental and regulatory approvals and consents. IsoTis expressly disclaims any intent or obligation to update these forward-looking statements except as required by law.  For a more detailed description of the risk factors and uncertainties affecting IsoTis, refer to IsoTis’ Annual Report on Form 20-F for the fiscal year ended December 31, 2005, filed with the SEC and to IsoTis’ reports filed from time to time with the Swiss Stock Exchange (SWX), Euronext Amsterdam N.V., SEDAR at www.sedar.com and the Toronto Stock Exchange (TSX).

IsoTis S.A.
Consolidated Statements of Operations-Unaudited
US Dollars

	Three Months Ended		Six Months Ended

	30-Jun-06	30-Jun-05	30-Jun-06	30-Jun-05

Revenues
Product sales	$10,788,776	$7,495,931	$20,567,141	$15,303,149
Other revenue	—	38,825	35,816	38,825

Total revenues	10,788,776	7,534,756	20,602,957	15,341,974

Operating expenses
Costs of sales	3,980,292	2,988,246	7,674,120	5,922,259
Research and development	1,894,196	1,320,286	3,608,017	2,436,017
Marketing and selling	4,219,415	2,995,043	8,533,205	5,994,087
General and administrative	2,860,528	2,759,351	5,467,723	5,785,735

Total operating expenses	12,954,431	10,062,926	25,283,065	20,138,098

Loss from operations	(2,165,655)	(2,528,170)	(4,680,108)	(4,796,124)
Interest income	137,402	124,975	278,237	254,548
Interest expense	(25,703)	(70,873)	(56,484)	(124,748)
Foreign exchange (loss) gain	(4,106,757)	5,184,543	(5,509,544)	8,323,484
Other	(6,840)	229,641	(3,919)	231,803

Net income(loss) before taxes	(6,167,553)	2,940,116	(9,971,818)	3,888,963
Provision for income taxes	—	—	—	—

Net income(loss)	$(6,167,553)	$2,940,116	$(9,971,818)	$3,888,963

Basic and diluted net income(loss) per share	$(0.09)	$0.04	$(0.14)	$0.06

Weighted average common shares outstanding
Basic	70,940,455	70,248,226	70,906,992	70,181,120
Diluted	70,940,455	71,849,650	70,906,992	71,782,544

IsoTis S.A.
Consolidated Balance Sheets - Unaudited

	June 30, 2006	December 31, 2005

Assets
Current assets:
Cash and cash equivalents	$11,579,019	$15,714,442
Restricted cash	1,638,831	2,184,063
Trade receivables, net	7,153,018	6,306,518
Inventories	11,164,580	10,020,906
Unbilled receivables	297,649	295,115
Value added tax receivable	158,605	95,505
Prepaid expenses and other current assets	864,013	761,355

Total current assets	32,855,715	35,377,904
Non-current assets:
Restricted cash	1,750,000	2,250,000
Property, plant and equipment, net	1,891,402	1,359,280
Goodwill	16,383,069	16,383,069
Intangible assets, net	12,312,737	13,585,250

Total non-current assets	32,337,208	33,577,599

Total assets	$65,192,923	$68,955,503

Liabilities and shareholders’ equity
Current liabilities:
Trade payables	$3,505,013	$2,910,114
Accrued liabilities	7,026,763	6,680,989
Deferred revenue	130,000	344,719
Current portion of interest-bearing loans and borrowings	1,008,493	1,015,471

Total current liabilities	11,670,269	10,951,293

Non-current liabilities:
Interest-bearing loans and borrowings	1,547,242	2,043,781

Total non-current liabilities	1,547,242	2,043,781

Total shareholders’ equity	51,975,412	55,960,429

Total liabilities and shareholders’ equity	$65,192,923	$68,955,503

IsoTis S.A.
Consolidated Statements of Cash Flows-Unaudited
US Dollars

	Six Months Ended

	June 30, 2006	June 30, 2005

Cash flows from operating activities
Net (loss) income from continuing operations	$(9,971,818)	$3,888,963
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Depreciation and amortization	1,669,722	1,317,992
Bad debt expense	191,348	25,663
Gain on sale of assets	(642)	(228,128)
Stock-based compensation expense	251,073	385,862
Foreign currency transaction loss (gain)	5,509,544	(8,323,484)
Change in operating assets and liabilities:
Inventories	(1,019,815)	(22,857)
Trade receivables	(862,124)	(932,587)
Other current assets	(87,752)	1,007,608
Deferred revenue	(217,830)	146,910
Trade and other payables	547,870	(1,997,339)
Restructuring provision	—	(673,197)

Net cash flows used in operating activities	(3,990,424)	(5,404,594)
Cash flows from investing activities
Purchase of property, plant and equipment	(883,073)	(398,477)
Change in restricted cash	1,128,164	1,125,661
Proceeds from sale of property, plant and equipment and assets	—	966,288

Net cash flows provided by (used in) investing activities	245,091	1,693,472
Cash flow from financing activities
Proceeds from issuance of common shares	100,610	591,404
Repayment of interest-bearing loans and borrowings	(507,895)	(3,863,230)

Net cash flows used in financing activities	(407,285)	(3,271,826)
Gain (loss) on cash held in foreign currency	17,195	(372,277)

Net decrease in cash and cash equivalents	(4,135,423)	(7,355,225)
Cash and cash equivalents at the beginning of the period	15,714,442	25,539,602

Cash and cash equivalents at the end of the period	$11,579,019	$18,184,377